Exhibit 21.1

Subsidiaries of Rand Capital Corporation

Subsidiary	Jurisdiction of Incorporation

Rand BeetNPath Holdings Corp.	New York

Rand Capital SBIC, Inc.	New York

Rand Carolina Skiff Holdings Corp.	New York

Rand Filterworks Holdings Corp.	New York

Rand GTEC Holdings Corp.	New York

Rand Somerset Holdings Corp.	New York